SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

CLASS ACTION. Asociación por la Defensa de Usuarios y Consumidores- (Aduc) c/ BBVA Banco Francés S.A. y Otros s/ Ordinario (Expte. 34.172/2015).

November 2, 2017

Securities and Exchange Commission

RE: Relevant Information – CLASS ACTION. Asociación por la Defensa de Usuarios y Consumidores- (Aduc) c/ BBVA Banco Francés S.A. y Otros s/ Ordinario (Expte. 34.172/2015).

We address to you in my capacity of Market Relations Manager, in order to inform you that BBVA Banco Francés S.A. has been notified of the class action “Association for the Defense of Users and Consumers- (Aduc) c / BBVA Banco Francés S.A. and Other s / Ordinary (File 34.172 / 2015) that is processed before the National Court of First Instance in Commercial Matters No. 9, by Dr. Paula María Hualde, Secretary No. 18.

The object of the lawsuit is the alleged unilateral and uncaused imposition of a new account maintenance fee applied to the credit cards offered by BBVA Banco Francés S.A. The plaintiff alleges that this commission has been charged without the prior consent of the clients, which would imply a unilateral modification of the contractual conditions, in breach of the current regulations of the Central Bank of the Argentine Republic.

By virtue of this, the plaintiff demands the cessation of the alleged unlawful conduct and the return of the amounts collected.

BBVA Banco Francés S.A. will carry out all necessary precautions to guarantee the defense of its interests.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 3, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer